

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2022

Don Harmer
President and Treasurer
GRASS QOZF, INC.
204 West Spear Street #3861
Carson City, NV 89703

> **Re: GRASS QOZF, INC.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed December 28, 2021**
> **File No. 024-11204**

Dear Mr. Harmer:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Higley, Esq.